UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Carolco Pictures, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

South Centre, Inc.

1200 N. Federal Highway, Suite 200, Boca Raton, Florida 33432

(561) 826-9307

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person
South Centre, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only
4.	Source of Funds
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization
Florida

	7.	Sole Voting Power
		0
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by		25,000,000 (assumes conversion of Series C Preferred Stock into Common Stock, discussed below)
Each Reporting
Person With:	9.	Sole Dispositive Power

	10.	Shared Dispositive Power
		25,000,000 (assumes conversion of Series C Preferred Stock into Common Stock, discussed below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
25,000,000 (assumes conversion of Series C Preferred Stock into Common Stock, discussed below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13.	Percent of Class Represented by Amount in Row (11)
6.90% (1)
14.	Type of Reporting Person
HC

(1) This percentage is calculated based on 337,397,856 shares of Common Stock which were issued and outstanding as of July 25, 2016, as confirmed by the transfer agent of the Issuer, plus the 25,000,000 shares of Common Stock underlying the unconverted Series C Preferred Stock of Stockholder.

1.	Names of Reporting Person
David Cohen

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only
4.	Source of Funds
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization
United States

	7.	Sole Voting Power

Number of Shares
Beneficially	8.	Shared Voting Power
Owned by		25,000,000 (assumes conversion of Series C Preferred Stock into Common Stock, discussed below)
Each Reporting
Person With:	9.	Sole Dispositive Power

	10.	Shared Dispositive Power
		25,000,000 (assumes conversion of Series C Preferred Stock into Common Stock, discussed below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000 (assumes conversion of Series C Preferred Stock into Common Stock, discussed below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13.	Percent of Class Represented by Amount in Row (11) 6.90% (1)
14.	Type of Reporting Person
IN

(1) This percentage is calculated based on 337,397,856 shares of Common Stock which were issued and outstanding as of July 25, 2016, as confirmed by the transfer agent of the Issuer, plus the 25,000,000 shares of Common Stock underlying the unconverted Series C Preferred Stock of Stockholder.

This Schedule 13D is being filed on behalf of South Centre, Inc., a Florida corporation (the “Stockholder”), and David Cohen, the sole shareholder of Stockholder (“Mr. Cohen” and together with the Stockholder, the “Reporting Persons”). This Schedule 13D relates to the Common Stock, $0.0001 par value (the “Common Stock”) of Carolco Pictures, Inc., a Florida corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer. The Stockholder directly beneficially owns the 25,000,000 shares of Common Stock underlying the unconverted 12,750,000 shares of Series C Preferred Stock, $0.0001 par value (the “Series C Preferred Stock”) (which is directly owned by Stockholder) to which this Schedule 13D relates, and Mr. Cohen may be deemed to have beneficial ownership over such Common Stock underlying such unconverted Series C Preferred Stock by virtue of the authority granted to him by the Stockholder to vote and to dispose of the securities held by the Stockholder, including such Common Stock underlying such Series C Preferred Stock.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 5550 Glades Road, Ste. 500, Boca Raton, Florida 33431.

Item 2. Identity and Background

(a)

This statement is filed by the Reporting Persons. The Stockholder is organized as a corporation under the laws of the State of Florida. Mr. Cohen is the sole shareholder of the Stockholder and controls the Stockholder’s business activities.

(b)	The address of the principal business and principal office of the Stockholder and Mr. Cohen is 1200 N. Federal Highway, Suite 200, Boca Raton, Florida 33432.

(c)	The principal business of the Stockholder is to serve as a stockholder of the Issue. The principal business of Mr. Cohen is to act as sole stockholder of the Stockholder.

(d)

None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Stockholder is a Florida corporation. Mr. Cohen is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Stockholder expended an aggregate of approximately $1,275 of its own investment capital to acquire 12,750,000 shares of convertible Series C Preferred Stock pursuant to that certain Redemption and Issuance Agreement, dated July 25, 2016, between the Issuer and Stockholder. The Series C Preferred Stock referred to in this paragraph are referred to herein as “Securities”.

Item 4. Purpose of Transaction

The Stockholder acquired the Securities reported in this statement for investment purposes without a view to public distribution or resale. The Reporting Persons do not have, as of the date of this statement, any plans or proposals which relate to or would result in any of the actions or events specified in clauses (a), (h) or (i). With respect to other events specified in Item 4, the Stockholder may seek to influence the Issuer to change management, acquire or merge with a business; complete a reorganization; change the present board of directors or management; make changes to the present capitalization; make changes to the present articles and other related changes. The Stockholder reserves the right to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4. In addition, Mr. Cohen is a director and Chief Executive Officer of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) As of July 25, 2016, the Stockholder directly beneficially owns, and Mr. Cohen indirectly beneficially owns through the Stockholder, 25,000,000 shares of Common Stock representing approximately 6.90% of the outstanding shares of Common Stock. This percentage is calculated based on 337,397,856 shares of Common Stock which were issued and outstanding as of July 25, 2016, as confirmed by the transfer agent of the Issuer, plus the 25,000,000 shares of Common Stock underlying the unconverted Series C Preferred Stock of Stockholder.

(b) The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The Reporting Persons share voting and dispositive power over the 25,000,000 shares of Common Stock held by the Stockholder.

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Items 3, 4 and 5 is incorporated herein by reference.

At the option of the any holder of the Series C Preferred Stock, each share of Series C Preferred Stock is convertible into two shares of common stock of the Issuer. There is no adjustment to the conversion ratio set forth in the immediately preceding sentence in the event of a reverse stock split or forward stock split of the common stock or for any other reason. Notwithstanding the forgoing, no holder has any right to convert any shares of Series C Preferred Stock into shares of common stock until the time that there are sufficient shares of common stock of the Issuer authorized to permit the conversion of all authorized shares of Series C Preferred Stock.

Other than as set forth above, the Reporting Persons (i) holds no options to purchase shares of common stock, (ii) have no interest in any other securities of the Issuer, and (iii) are not a parties to agreements in which they shall receive additional securities of the Issuer.

Other than as set forth above, none of the Reporting Persons have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Reporting Person has pledged securities of the Issuer nor are the securities of the Issuer held by any of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Document

99.1	Joint Filing Agreement, dated as of August 4, 2016, by and among the Reporting Persons.

99.2

Redemption and Issuance Agreement, dated July 25, 2016, between the Issuer and Stockholder (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by Carolco Pictures, Inc. with the SEC on July 26, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2016

South Centre, Inc.

By:	/s/ David Cohen
Name:	David Cohen
Title:	Chief Executive Officer

David Cohen
/s/ David Cohen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.